                                [CELESTICA LOGO]

                            ------------------------

                          NOTICE OF ANNUAL AND SPECIAL
                            MEETING OF SHAREHOLDERS

                             ---------------------

    NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of CELESTICA INC. (the "Corporation") will be held in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, on Wednesday, the 18th day of April, 2001, at 10:00 a.m.
(Toronto time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2000, together with the report of the auditors thereon;

2.  to elect directors for the ensuing year;

3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

4. to consider and, if thought advisable, to pass an ordinary resolution to confirm (i) the enactment of a by-law repealing the by-law of the Corporation relating to the quorum for a Shareholders' meeting and repealing the by-law of the Corporation relating generally to the conduct of the affairs of the Corporation, and (ii) the enactment of a by-law relating to the conduct of the affairs of the Corporation (the "By-Law Enactment Resolution");

5. to consider and, if thought advisable, to pass an ordinary resolution authorizing the amendment to the Long-Term Incentive Plan of the Corporation to increase the number of subordinate voting shares of the Corporation reserved for issuance thereunder (the "LTIP Amendment Resolution"); and

6. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

    The text of the By-Law Enactment Resolution is set forth in Schedule A to the accompanying Management Information Circular and is incorporated by reference in this notice.

    The text of the LTIP Amendment Resolution is set forth in Schedule B to the accompanying Management Information Circular and is incorporated by reference in this notice.

    Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

    Only shareholders of record at the close of business on March 14, 2001 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

    DATED at Toronto, Ontario this 9th day of March, 2001.

                                          By Order of the Board of Directors

                                          [ELIZABETH L. DELBIANCO]

                                          Elizabeth L. DelBianco
                                          Vice-President, General Counsel
                                          and Secretary

                                     [LOGO]

                                 Celestica Inc.
                          12 Concorde Place, 7th Floor
                        Toronto, Ontario, Canada M3C 3R8

                        MANAGEMENT INFORMATION CIRCULAR
                              AND PROXY STATEMENT

    IN THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT WHERE STATED OTHERWISE. UNLESS STATED OTHERWISE, ALL REFERENCES TO "U.S.$" OR "$" ARE TO U.S. DOLLARS, ALL REFERENCES TO "C$" ARE TO CANADIAN DOLLARS AND ALL REFERENCES TO "L" ARE TO BRITISH POUNDS STERLING. UNLESS OTHERWISE INDICATED, ANY REFERENCE IN THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT TO A CONVERSION BETWEEN U.S.$ AND C$ OR BETWEEN U.S.$ AND L IS GIVEN AS OF MARCH 1, 2001. AT THAT DATE, THE NOON BUYING RATE IN NEW YORK CITY FOR CABLE TRANSFERS IN CANADIAN DOLLARS WAS U.S.$1.00 = C$1.5465 AND IN POUNDS STERLING WAS U.S.$=L0.6871, AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.

                            MANAGEMENT SOLICITATION

    THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF MANAGEMENT OF CELESTICA INC. (THE "CORPORATION" OR "CELESTICA") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT 10:00 A.M. (TORONTO TIME) ON APRIL 18, 2001 IN THE IMPERIAL ROOM OF THE FAIRMONT ROYAL YORK HOTEL, 100 FRONT STREET WEST, TORONTO, ONTARIO, OR ANY POSTPONEMENT(S) OR ADJOURNMENT(S) THEREOF, FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. EXCEPT AS OTHERWISE STATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF MARCH 1, 2001. IN DECEMBER 1999, CELESTICA COMPLETED A TWO-FOR-ONE SPLIT OF ITS SUBORDINATE AND MULTIPLE VOTING SHARES BY WAY OF A STOCK DIVIDEND. ALL HISTORICAL INFORMATION HAS BEEN RESTATED TO REFLECT THE EFFECT OF THE TWO-FOR-ONE SPLIT ON A RETROACTIVE BASIS, EXCEPT WHERE SPECIFICALLY STATED OTHERWISE.

    The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. In addition, the Corporation has retained Montreal Trust Company of Canada as Agent for Computershare Trust Company of Canada ("Computershare"), the Corporation's registrar and transfer agent, to assist in the solicitation of proxies in Canada and the United States, at nominal cost to the Corporation. The cost of preparing, assembling and mailing this Circular, the notice of meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. The Corporation will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of shares of the Corporation in accordance with the rules of The New York Stock Exchange. It is anticipated that copies of this Circular and accompanying proxy will be distributed to shareholders on or about March 21, 2001.

                                    PROXIES

VOTING OF PROXIES

    THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE OFFICERS OF THE CORPORATION AND WILL REPRESENT MANAGEMENT OF THE CORPORATION AT THE MEETING. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY, TO REPRESENT THE SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON OR COMPANY IN THE BLANK SPACE PROVIDED IN SUCH FORM OF PROXY.

    The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

    As of the date of this Circular, management of the Corporation was not aware of any such amendments or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

    The shares represented by proxies which are hereby solicited will be voted for or against, or withheld from voting, as the case may be, in accordance with the instructions of the shareholder on any ballot that may be called for, and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly.

    IN RESPECT OF PROXIES IN WHICH A SHAREHOLDER HAS NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING FOR THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS OF THE CORPORATION AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS OF THE CORPORATION, THE SHARES REPRESENTED BY SUCH PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

    IN RESPECT OF PROXIES IN WHICH A SHAREHOLDER HAS NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR AGAINST THE RESOLUTION CONFIRMING THE ENACTMENT OF BY-LAW 1 OF THE CORPORATION AND BY-LAW A OF THE CORPORATION (SEE "BY-LAW ENACTMENT RESOLUTION" BELOW) OR THE RESOLUTION AUTHORIZING THE AMENDMENT TO THE LONG-TERM INCENTIVE PLAN OF THE CORPORATION TO INCREASE THE MAXIMUM NUMBER OF SUBORDINATE VOTING SHARES OF THE CORPORATION WHICH MAY BE ISSUED THEREUNDER (SEE "LTIP AMENDMENT RESOLUTION" BELOW), THE SHARES REPRESENTED BY SUCH PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH RESOLUTIONS.

DEPOSIT OF PROXIES

    To be effective, proxies must be deposited with Computershare, the registrar and transfer agent of the Corporation, at 100 University Avenue, 11th Floor, Toronto, Ontario, Canada, M5J 2Y1 not later than 5:00 p.m. (Toronto time) on April 17, 2001 or at least 24 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

REVOCATION OF PROXIES

    Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare shown above at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to being voted at the Meeting or any adjournment or postponement thereof. The execution of a proxy will not affect a shareholder's right to attend the Meeting and vote in person.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

    The authorized capital of the Corporation consists of an unlimited number of preference shares ("Preference Shares"), issuable in series, an unlimited number of subordinate voting shares ("Subordinate Voting Shares") and an unlimited number of multiple voting shares ("Multiple Voting Shares"), of which no Preference Shares, 164,709,070 Subordinate Voting Shares and 39,065,950 Multiple Voting Shares were issued and outstanding as at March 1, 2001.

    The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law. The Subordinate Voting Shares carry one vote per share and the Multiple Voting Shares carry 25 votes per share. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Multiple Voting Shares and Subordinate Voting Shares held by persons present in person or by proxy, voting together as a single class. The presence, in person or by proxy, of at least two shareholders representing not less than 35% of the total number of issued voting shares is necessary for a quorum at the Meeting.

    Only shareholders of record at the close of business on March 14, 2001 will be entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof, except to the extent that a person has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting or any adjournment or postponement thereof that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

    As of March 1, 2001 the only persons or corporations who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation are as follows:

                                                                                          PERCENTAGE
                                                                            PERCENTAGE      OF ALL       PERCENTAGE OF
NAME OF BENEFICIAL OWNER(1)   TYPE OF OWNERSHIP       NUMBER OF SHARES       OF CLASS    EQUITY SHARES   VOTING POWER
---------------------------  -------------------   ----------------------   ----------   -------------   -------------
Onex Corporation(2)......    Direct and Indirect    39,065,950 Multiple         100%         19.2%           85.5%
                                                       Voting Shares            3.2%          2.3%                *
                                                   5,256,325 Subordinate
                                                       Voting Shares

Gerald W. Schwartz(3)....    Direct and Indirect    39,065,950 Multiple         100%         19.2%           85.5%
Toronto, Ontario                                       Voting Shares            3.4%          2.7%                *
                                                   5,556,317 Subordinate
                                                       Voting Shares

AIM Management
  Group Inc.............     Direct and Indirect   21,640,824 Subordinate      13.1%         10.6%            1.9%
                                                       Voting Shares

-------------

  * Less than 1%

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities.

(2) Includes 11,635,958 Multiple Voting Shares held by wholly-owned subsidiaries of Onex Corporation ("Onex"), 2,731,966 Subordinate Voting Shares held by Royal Trust Corporation, in trust for Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 45,367 Subordinate Voting Shares representing an undivided interest of approximately 10.2% in 444,700 Subordinate Voting Shares and 736,790 Subordinate Voting Shares directly or indirectly held by certain officers of Onex Corporation which Onex Corporation has the right to vote. Of these shares, 9,214,320 Subordinate Voting Shares may be delivered, at the issuer's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 issued by certain subsidiaries of Onex and 1,769,077 Subordinate Voting Shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If a debenture is exercised or an equity forward agreement is settled and the issuer of the debenture or, in the case of an equity forward agreement, Onex does not elect to satisfy its obligations in cash rather than delivering Subordinate Voting Shares, if the issuer or Onex, as the case may be, does not hold a sufficient number of Subordinate Voting Shares to satisfy its obligations, the requisite number of Multiple Voting Shares held by such person will immediately be converted into Subordinate Voting Shares, which will be delivered to satisfy such obligations.

(3) Includes 299,992 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex Corporation, or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex Corporation. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex Corporation, and controls Onex Corporation through his ownership of shares with a majority of the voting rights attaching to all shares of Onex Corporation. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex Corporation.

TRUST AGREEMENT

    Onex Corporation, which, directly or indirectly, owns all of the outstanding Multiple Voting Shares, has entered into an agreement with Computershare, as trustee for the benefit of the holders of the Subordinate Voting Shares, which has the effect of preventing transactions that otherwise would deprive the holders of

Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would be entitled in the event of a take-over bid for the Multiple Voting Shares if the Multiple Voting Shares were Subordinate Voting Shares.

                   MATTERS FOR CONSIDERATION OF SHAREHOLDERS

ELECTION OF DIRECTORS

    It is proposed to nominate the 10 persons listed below for election as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All such proposed nominees are now directors of the Corporation and have been since the dates indicated. The Articles of the Corporation provide for a minimum of three and a maximum of 20 directors. At its meeting on September 28, 1998, the board of directors of the Corporation (the "Board of Directors") set the number of directors of the Corporation at 10.

    Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the election as directors of the proposed nominees listed below. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

    A brief statement of the business experience, age and principal occupation during the past five years for each person nominated for election as a director of the Corporation is set forth below. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

NAME AND MUNICIPALITY OF                                                                 BENEFICIALLY OWNED DIRECTLY
RESIDENCE (AGE)                 BECAME A DIRECTOR   OCCUPATION FOR THE PAST FIVE YEARS        OR INDIRECTLY(1)
------------------------        -----------------   ----------------------------------   ---------------------------
Eugene V. Polistuk(2) (54)      October 1996        Chairman of the Board of Celestica     389,371 Subordinate
AURORA, ONTARIO                                     since February 2001 and Chief             Voting Shares
                                                    Executive Officer and Director of
                                                    Celestica

Anthony P. Puppi (43)           October 1996        Executive Vice-President and Chief     168,052 Subordinate
WOODBRIDGE, ONTARIO                                 Financial Officer and Director of         Voting Shares
                                                    Celestica

Robert L. Crandall(2) (65)      July 1998           Corporate Director; prior to            50,000 Subordinate
DALLAS, TEXAS                                       May 1998, Chairman of the Board,          Voting Shares
                                                    President and Chief Executive
                                                    Officer of AMR Corporation and
                                                    Chairman of the Board and Chief
                                                    Executive Officer of American
                                                    Airlines Inc.

Mark L. Hilson (43)             October 1996        Vice-President of Onex                 438,792 Subordinate
TORONTO, ONTARIO                                                                             Voting Shares(3)

Richard S. Love(4) (63)         July 1998           Corporate Director; prior to 1998,      46,000 Subordinate
LOS ALTOS HILLS, CALIFORNIA                         Vice-President of Hewlett-Packard         Voting Shares
                                                    Company

Roger L. Martin(4) (44)         July 1998           Corporate Director; Dean of the         40,000 Subordinate
TORONTO, ONTARIO                                    Joseph L. Rotman School of                Voting Shares
                                                    Management of the University of
                                                    Toronto

Anthony R.                      October 1996        Vice-President of Onex                 514,884 Subordinate
  Melman(2)(4)(5) (53)                                                                       Voting Shares(6)
TORONTO, ONTARIO

NAME AND MUNICIPALITY OF                                                                 BENEFICIALLY OWNED DIRECTLY
RESIDENCE (AGE)                 BECAME A DIRECTOR   OCCUPATION FOR THE PAST FIVE YEARS        OR INDIRECTLY(1)
------------------------        -----------------   ----------------------------------   ---------------------------
Gerald W. Schwartz (59)         July 1998           Chairman of the Board, President       39,065,950 Multiple
TORONTO, ONTARIO                                    and Chief Executive Officer of           Voting Shares(7)
                                                    Onex                                  5,556,317 Subordinate
                                                                                             Voting Shares(7)

Don Tapscott(5) (53)            September 1998      Chairman of Itemus Inc. and             40,000 Subordinate
TORONTO, ONTARIO                                    Digital 4Sight Corp.                      Voting Shares

John R. Walter(5) (54)          July 1998           Corporate Director; Chairman of         50,000 Subordinate
LAKE FOREST, ILLINOIS                               the Board of Manpower, Inc. and           Voting Shares
                                                    retired President and Chief
                                                    Operating Officer of AT&T Corp.

------------

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2) Member of the Corporation's Executive Committee.

(3) Includes 20,000 Subordinate Voting Shares beneficially owned by
    Mr. Hilson's spouse (as to which Mr. Hilson disclaims beneficial ownership), 26,000 Subordinate Voting Shares beneficially owned by a trust the beneficiaries of which are members of Mr. Hilson's family (as to which Mr. Hilson disclaims beneficial ownership) and 277,326 Subordinate Voting Shares owned by Onex which are subject to options granted to Mr. Hilson pursuant to certain management investment plans.

(4) Member of the Corporation's Audit Committee.

(5) Member of the Corporation's Compensation Committee.

(6) Includes 274,588 Subordinate Voting Shares owned by Onex which are subject to options granted to Mr. Melman pursuant to certain management investment plans of Onex.

(7) Includes 299,992 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex.
    Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex.

APPOINTMENT OF AUDITORS

    Management proposes to nominate KPMG LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The Board of Directors negotiates with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Corporation. Management believes that the fees negotiated in the past with the auditors of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

    It is intended that, on any ballot that may be called for relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld. KPMG LLP have been auditors of the Corporation since October 14, 1997. Prior to October 14, 1997, the auditors of the Corporation were Price Waterhouse, Chartered Accountants (one of the predecessors of PricewaterhouseCoopers LLP).

BY-LAW ENACTMENT RESOLUTION

    At the Meeting, shareholders will be asked to pass a resolution confirming By-law A and By-law 1 (the "By-Law Enactment Resolution"). On January 31, 2001, the Board of Directors enacted By-law A which repeals By-law No. 1 of the Corporation, relating generally to the conduct of the affairs of Celestica, and By-law No. 4 of the Corporation, relating to the quorum for shareholders' meetings. In addition, the Board of Directors enacted a new By-law 1 of the Corporation. By-law 1 incorporates the provisions of former By-law No. 4 and updates former By-law No. 1 to update terminology and the description of company officers to reflect current practice, and to reflect recent changes to the BUSINESS CORPORATIONS ACT (Ontario), to provide for, among other things, the holding of shareholders' meetings by electronic means and the electronic signature of proxies that are appropriate for a widely-held public company of Celestica's size.

    In order for the enactments to continue to be effective, the By-Law Enactment Resolution must be passed by a majority of the votes cast at the Meeting. The full text of the By-Law Enactment Resolution is set forth in Schedule A attached hereto. The Board of Directors has determined that the enactment of By-Law A of the Corporation and the enactment of By-Law 1 of the Corporation are in the best interests of the Corporation and unanimously recommends that shareholders vote in favour of the By-Law Enactment Resolution.

LTIP AMENDMENT RESOLUTION

    Prior to the completion of the Corporation's initial public offering in July 1998, the Corporation established the Long-Term Incentive Plan (the "LTIP"). Under the LTIP, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants of the Corporation, its subsidiaries and other companies or partnerships in which the Corporation has a significant investment. As at March 1, 2001, options to purchase 9,980,774 Subordinate Voting Shares of the Corporation were outstanding under the LTIP.

    At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, pass a resolution (the "LTIP Amendment Resolution") approving amending the LTIP to increase the number of Subordinate Voting Shares of the Corporation that may be issued under the LTIP to 23 million from 15 million.

    The Corporation's compensation philosophy is predicated on the belief that broadly-based employee participation in share ownership is critical to maintain a common entrepreneurial culture and motivation throughout the Corporation's operational units and across functional and geographic boundaries. The purpose of the amendment is to ensure that a sufficient number of shares are issuable under the LTIP to permit the Corporation to maintain its policy of awarding options to maintain competitive total compensation levels in order to attract and retain highly qualified professionals and to reward past and expected future contributions of directors, officers and permanent employees of the Corporation and its subsidiaries. The 23 million Subordinate Voting Shares of the Corporation that may be issued under the amended LTIP represent approximately 11.3% of the aggregate of the outstanding Multiple Voting Shares and Subordinate Voting Shares. This is consistent with the number of Subordinate Voting Shares of the Corporation that have historically been made available for issuance under the LTIP relative to the number of outstanding shares. Immediately after the completion of the Corporation's initial public offering, 7.5 million Subordinate Voting Shares of the Corporation were available for issuance under the LTIP, representing approximately 11.7% of the aggregate of the then outstanding Multiple Voting Shares and Subordinate Voting Shares. The amendment to the LTIP has been approved by the Board of Directors.

    The policies of The Toronto Stock Exchange (the "TSE") require that the amendment to the LTIP be approved by a majority of the votes cast at the Meeting. The full text of the LTIP Amendment Resolution is set forth in Schedule B attached hereto.

    The Board of Directors has determined that the amendment to the LTIP is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders vote in favour of the LTIP Amendment Resolution.

                    COMPENSATION OF NAMED EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

    The following table sets forth the compensation of the Chief Executive Officer of Celestica and the four other most highly compensated executive officers of Celestica (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Corporation:

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                           COMPENSATION AWARDS
                                                                         -----------------------
                                                                         SECURITIES
                                           ANNUAL COMPENSATION(1)          UNDER      RESTRICTED
                                       -------------------------------    OPTIONS       SHARE         ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR      SALARY      BONUS     GRANTED(2)     UNITS      COMPENSATION(3)
---------------------------            --------   --------   ---------   ----------   ----------   ---------------
                                                  (U.S.$)     (U.S.$)       (#)        (U.S.$)         (U.S.$)
Eugene V. Polistuk...................    2000     550,000    1,300,000     100,000       --            199,145
  CHAIRMAN OF THE BOARD AND              1999     387,973      581,959     270,000(4)    --             88,326
  CHIEF EXECUTIVE OFFICER                1998     323,311      241,913      --          323,525         43,970

Anthony P. Puppi.....................    2000     370,000      524,000      35,000       --             48,614
  EXECUTIVE VICE-PRESIDENT, CHIEF        1999     258,649      232,784     140,000(4)    --             39,153
  FINANCIAL OFFICER AND GENERAL          1998     202,069      142,189      --          210,293         21,985
    MANAGER -- SERVICES

J. Marvin MaGee......................    2000     360,000      510,000      40,000       --             32,817
  PRESIDENT AND CHIEF OPERATING          1999     226,317      203,686     120,000(4)    --             18,723
    OFFICER
                                         1998     169,739      153,537      --           --             14,869

R. Thomas Tropea.....................    2000     350,000      495,000      35,000       --              5,100
  VICE-CHAIRMAN, GLOBAL CUSTOMER         1999     211,682      201,600      70,000       --             27,900
    UNITS
  AND WORLDWIDE MARKETING AND            1998     103,461       87,721     233,190       --              5,049
    BUSINESS DEVELOPMENT

Alastair Kelly.......................    2000     275,000      216,000      15,000       --             70,466
  EXECUTIVE VICE-PRESIDENT,              1999     218,295      109,148      60,000(4)    --             57,849
  CORPORATE DEVELOPMENT                  1998     203,743       97,389      --           --             51,300

------------

(1) Excludes perquisites and other benefits because such compensation did not exceed 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2) See table under "Options Granted During Year Ended December 31, 2000".

(3) Represents amounts set aside to provide benefits under Celestica's pension plans (see "Pension Plans").

(4) Includes options granted to Named Executive Officers in 1999 with respect to fiscal year 1998 as follows: Mr. Polistuk 130,000; Mr. Puppi 70,000;
    Mr. MaGee 50,000; and Mr. Kelly 30,000.

SHARE PURCHASE AND OPTION PLANS

    Celestica has issued Subordinate Voting Shares and has granted options to acquire Subordinate Voting Shares for the benefit of certain of its employees and executives pursuant to various employee share purchase and option plans in effect prior to Celestica's initial public offering (the "ESPO Plans"). No further options or Subordinate Voting Shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

    Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase Subordinate Voting Shares and, in connection with such purchase, receive options to acquire an additional number of Subordinate Voting Shares based on the number of Subordinate Voting Shares acquired by them under the ESPO Plans (on average, approximately 1.435 options for each Subordinate Voting Share acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the corresponding Subordinate Voting Shares acquired under the ESPO Plans.

    Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vest over a period of five years beginning December 31, 1998. All Subordinate Voting Shares acquired by employees under the ESPO Plans are held either by the employee, or by Royal Trust Corporation, in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

IMS STOCK OPTION PLANS

    In connection with the merger of International Manufacturing Services, Inc. ("IMS") with Celestica Asia Inc., Celestica assumed IMS' obligations under its 1996 Stock Option Plan, 1997 Stock Option Plan and 1997 Director Option Plan (the "IMS Plans") and agreed to issue Subordinate Voting Shares in lieu of IMS common stock upon the exercise of options outstanding at the date of the merger. No additional options will be granted under the IMS Plans.

LONG-TERM INCENTIVE PLAN

    Under the Long-Term Incentive Plan, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants of Celestica, its subsidiaries and other companies or partnerships in which Celestica has a significant investment.

OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2000

    The following table sets out options to purchase Subordinate Voting Shares granted by the Corporation to the Named Executive Officers during the year ended December 31, 2000.

                                 SUBORDINATE     % OF TOTAL                     MARKET VALUE OF
                                VOTING SHARES     OPTIONS                         SUBORDINATE
                                UNDER OPTIONS    GRANTED TO                      VOTING SHARES
                                 GRANTED(1)     EMPLOYEES IN   EXERCISE PRICE   ON THE DATE OF
NAME                                 (#)            2000         ($/SHARE)      GRANT ($/SHARE)   EXPIRATION DATE
----                            -------------   ------------   --------------   ---------------   ---------------
Eugene V. Polistuk............     100,000           2.4%            C$86.50          C$86.50     Dec. 5, 2010

Anthony P. Puppi..............      35,000           0.8%            C$86.50          C$86.50     Dec. 5, 2010

J. Marvin MaGee...............      40,000           1.0%            C$86.50          C$86.50     Dec. 5, 2010

R. Thomas Tropea..............      35,000           0.8%       U.S.$56.1875     U.S.$56.1875     Dec. 5, 2010

Alastair Kelly................      15,000           0.4%       U.S.$56.1875     U.S.$56.1875     Dec. 5, 2010

------------

(1) Options vest in four equal annual instalments.

OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND VALUE OF
  OPTIONS AT DECEMBER 31, 2000.

    The following table sets out certain information with respect to options to purchase Subordinate Voting Shares that were exercised by Named Executive Officers during the year ended December 31, 2000 and Subordinate Voting Shares under option to the Named Executive Officers as at December 31, 2000.

                                                                                              VALUE OF UNEXERCISED
                               SUBORDINATE                      UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS AT
                              VOTING SHARES     AGGREGATE         DECEMBER 31, 2000           DECEMBER 31, 2000(2)
                               ACQUIRED ON        VALUE      ----------------------------   -------------------------
NAME                             EXERCISE      REALIZED(1)   EXERCISABLE/UNEXERCISABLE(3)   EXERCISABLE/UNEXERCISABLE
----                          --------------   -----------   ----------------------------   -------------------------
Eugene V. Polistuk..........      --               --                277,319/413,121        $11,989,486/$11,370,634

Anthony P. Puppi............      --               --                105,695/165,437         $4,352,879/$4,380,372

J. Marvin MaGee.............      --               --                 95,695/160,437         $3,933,829/$3,961,322

R. Thomas Tropea............      --               --                110,776/227,414         $4,510,408/$7,165,137

Alastair Kelly..............      60,000       $3,851,070             51,981/125,641         $2,194,686/$4,573,197

------------

(1) Based on the selling price of the underlying shares.

(2) Based on the closing price of the Subordinate Voting Shares on The New York Stock Exchange on December 31, 2000 of $54.25.

(3) Options granted under the ESPO Plans and the Long-Term Incentive Plan.

PENSION PLANS

    Messrs. Polistuk, Puppi and MaGee each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55.

    Mr. MaGee is enrolled in the defined contribution portion of the Canadian Pension Plan. Messrs. Polistuk and Puppi participate only in the defined benefit portion of the Canadian Pension Plan. Messrs. Polistuk, Puppi and MaGee also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Revenue Canada maximum pension benefits.

    The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen.

    The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan for Messrs. Polistuk and Puppi.

                       CANADIAN PENSION PLAN TABLE(1),(2)

                                                   15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
EARNINGS AVERAGE ($)                              OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE
--------------------                              ----------   ----------   ----------   ----------   ----------
300,000.........................................   $36,000      $ 47,000     $ 63,000     $ 79,000     $ 79,000
400,000.........................................    53,000        71,000       94,000      118,000      118,000
500,000.........................................    62,000        83,000      109,000      138,000      138,000
600,000.........................................    71,000        94,000      125,000      158,000      158,000
700,000.........................................    80,000       107,000      140,000      177,000      177,000

------------

(1) This table assumes total of retirement age and years of service is greater than or equal to 80.

(2) All amounts are shown converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.5465.

    The benefit provided under the defined benefit portion of the Canadian Pension Plan for each of the officers who participate in the plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996 plus the greater of 1.2% of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan is of a modified career average design with pre-1999 benefits based on the three-year earnings average at December 31, 1999. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

    As at December 31, 2000, Messrs. Polistuk and Puppi had completed 32 and 21 years of service, respectively.

    During the year ended December 31, 2000, Celestica set aside an aggregate amount of $289,273 to provide pension benefits for Messrs. Polistuk, Puppi and MaGee pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2000 for the purpose of providing pension, retirement or similar benefits for Messrs. Polistuk, Puppi and MaGee pursuant to any other plans.

    Mr. Tropea participates in the "U.S. Plan". The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 15% of their total compensation. Celestica, at its discretion, may make contributions for the benefit of eligible employees.

    During the year ended December 31, 2000, Celestica contributed $5,100 to the U.S. Plan for the benefit of Mr. Tropea. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended
December 31, 2000 for the purpose of providing pension, retirement or similar benefits for Mr. Tropea.

    Mr. Kelly participates in Celestica's two U.K. pension plans (the
"U.K. Pension Plans"). The aggregate benefit provided under the U.K. Pension Plans is based upon "Final Pensionable Pay" which is the greater of basic salary over the last twelve months and the average basic salary over any three consecutive tax years during the last 13 years of service. The following table sets forth the aggregate annual benefits payable under the U.K. Pension Plans for Mr. Kelly:

                       U.K. PENSION PLAN TABLE(1),(2),(3)

                                                   15 YEARS     20 YEARS     25 YEARS     30 YEARS     35 YEARS
EARNINGS AVERAGE ($)                              OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE   OF SERVICE
--------------------                              ----------   ----------   ----------   ----------   ----------
100,000.........................................   $ 33,000     $ 44,000     $ 56,000     $ 64,000     $ 64,000
200,000.........................................     66,000       89,000      111,000      127,000      127,000
300,000.........................................    100,000      133,000      167,000      191,000      191,000
400,000.........................................    133,000      177,000      222,000      255,000      255,000

------------

(1) This table assumes that age of retirement is 55 or later.

(2) All amounts are shown converted into U.S. dollars from British pounds sterling at a rate of U.S.$1.00 = L0.6871.

(3) The Commissioner of Inland Revenue (United Kingdom) generally limits pension benefits to a maximum of two-thirds of earnings. For the purposes of determining the Inland Revenue limits applicable to Mr. Kelly, this table assumes that for each year until retirement Mr. Kelly receives a bonus equal to 10% of salary.

    For Mr. Kelly, the U.K. Pension Plans provide an aggregate benefit equal to two-thirds of Final Pensionable Pay (salary only) on retirement at age 60. On earlier retirement, the pension is pro-rated by the proportion that completed service bears to potential service to age 60. The pension is reduced for early payment if it is taken before age 55. As at December 31, 2000, Mr. Kelly has accrued approximately 22 years of service.

    During the year ended December 31, 2000, Celestica paid contributions of $70,466 to the U.K. Pension Plans in respect of Mr. Kelly. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2000 for the purpose of providing pension, retirement or similar benefits for Mr. Kelly pursuant to any other plans.

EMPLOYMENT AGREEMENTS

    Messrs. Polistuk and Puppi each entered into an employment agreement with Celestica as of October 22, 1996. Mr. Tropea entered into an employment agreement with Celestica as of June 30, 1998. Each agreement provides for the executive's base salary and for benefits in accordance with Celestica's established benefit plans for employees from time to time. Each agreement provides for the executive to receive an amount equivalent to 36 months' salary if Celestica terminates the executive's employment, other than for cause, subject to reduction if the executive earns replacement earnings during such period from other sources.

                        REPORT ON EXECUTIVE COMPENSATION

    It is the responsibility of the Compensation Committee to define and communicate compensation principles that reflect and support the Corporation's strategic direction, business goals and desired culture. The Compensation Committee reviews and approves the Corporation's executive compensation policies, programs and levels. The Compensation Committee assesses the annual performance of the Chief Executive Officer and the President, and reviews and approves the Chief Executive Officer's and the President's performance assessments of each of the senior executive officers. The Compensation Committee makes recommendations to the Board of Directors with respect to the compensation of the Chief Executive Officer, the Chief Financial Officer, the President and the Vice-Chairman.

    COMPENSATION PHILOSOPHY AND OBJECTIVES

    Celestica's goal is to be the premier full service electronics manufacturing services provider to leading original equipment manufacturers through leadership in technology, quality and supply chain management. Celestica believes that its highly skilled workforce and unique culture represent a distinct competitive advantage and are fundamental to achieving Celestica's strategic objectives. Celestica has developed a unique entrepreneurial, participative and team-based culture which is driven by the desire to continually exceed customer expectations. The knowledge, skill, experience and commitment of all employees, and especially that of senior management, is of critical importance to the achievement of Celestica's strategic objectives and successful operation of its business.

    The structure of total compensation for the Corporation's executives is designed to attract, motivate and retain executives who have the experience, ability and flexibility to manage the growth of the Corporation globally. The Compensation Committee recognizes the importance of monitoring the compensation practices of Celestica's international competitors so as to ensure that its compensation is competitive.

    The Corporation's executive compensation policies and practices are designed to: (1) align the interests of the executive officers with the short and long-term interests of the Corporation's shareholders; (2) link executive compensation to the performance of the Corporation relative to its competitors and the contribution of the individual to such performance; and (3) compensate executive officers at a level and in a manner that ensures the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities.

    The compensation of Celestica's executive officers is comprised of three components: base salary, annual incentives and long-term incentives. The Corporation's executive officers participate in either the defined benefit or the defined contribution portion of the Corporation's non-contributory pension plans. Certain executive officers also participate in an unregistered supplementary pension plan. Executive officers participate in health, dental, life insurance and long-term disability insurance programs on the same basis as offered to other employees.

    BASE SALARY

    Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices. Celestica references the median level of base salaries at similarly-sized companies in the electronics manufacturing services industry or closely related industries in the U.S.

    To ensure that Celestica will continue to attract and retain qualified and experienced executive officers, base salaries are reviewed annually and adjusted as appropriate.

    ANNUAL INCENTIVES

    The Corporation's executives participate in the Celestica Executive Team Incentive Plan. In 2000, awards under this plan were based on pre-determined targets for financial performance and customer satisfaction ratings as well as the performance of the Corporation relative to its direct competitors on key financial metrics. The Chief Executive Officer and the President evaluate each executive's performance in accordance with the Corporation's stated values and principles, teamwork and the executive's special accomplishments. Based on this individual assessment, the amount of the executive's earned award may increase by as much as 50% or decrease by as much as 50%. In 2000, awards under this plan ranged from 40% to 236% of base salary.

    All of Celestica's employees in eligible geographies, other than the executive officers, participate in the Celestica Team Incentive Plan. In 2000, awards under this plan were based on financial performance, customer satisfaction ratings and individual performance. Under Celestica's Performance and Development Plan, each participant establishes personal objectives at the beginning of each year that are aligned with the Corporation's annual business objectives. At the end of the year, each participant's accomplishments and results with respect to his or her objectives are reviewed and assessed by his or her manager. The participant's rating is then used in the determination of the actual award to be paid.

    LONG-TERM INCENTIVES

    Celestica has issued Subordinate Voting Shares and options to acquire additional Subordinate Voting Shares for the benefit of certain of its employees and executives pursuant to the ESPO Plans. No further options or Subordinate Voting Shares (other than pursuant to outstanding options) may be issued under these plans.

    At the time of the initial public offering, Celestica established two long-term incentive plans for its employees: the Long-Term Incentive Plan and the Employee Share Ownership Plan.

    Under the Long-Term Incentive Plan, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units or stock appreciation rights to directors, permanent employees and consultants of Celestica, its subsidiaries and other companies or partnerships in which Celestica has a significant investment.

    The Employee Share Ownership Plan enables eligible employees, including executive officers, to acquire Subordinate Voting Shares, so as to encourage continued employee interest in Celestica's operation, growth and development. Under the Employee Share Ownership Plan, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Corporation will contribute 25% of the amount of the employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase Subordinate Voting Shares of the Corporation on the open market.

    CHIEF EXECUTIVE OFFICER

    The compensation package of the Chief Executive Officer is approved by the Board of Directors, based upon the recommendations of the Compensation Committee.

    The Chief Executive Officer's compensation package consists of base salary, annual incentives and long-term incentives as described above. In establishing the Chief Executive Officer's compensation, the Compensation Committee takes into account Mr. Polistuk's contribution in terms of leadership in the management of the Corporation, the global scope and size of the Corporation's operations, the industry it competes in and competitive compensation packages at the Chief Executive Officer level.

    Mr. Polistuk's leadership and vision were instrumental to the successes achieved by Celestica in 2000. The Corporation reached its interim goal of $10 billion in revenue one year earlier than targeted while continuing to grow operating margins. This growth was achieved by growing the current customer base well beyond target; completing three acquisitions, including the Corporation's largest acquisition to date -- the purchase of IBM facilities in the U.S. and Italy; and by expanding strategic customer relationships and penetration of key end markets. Under Mr. Polistuk's leadership, the Corporation positioned itself solidly to achieve its interim goal for 2003 of $20 billion in revenue.

    In 2000, Mr. Polistuk received a salary of $550,000 and an award under the Celestica Executive Team Incentive Plan of $1,300,000, which award was equal to 236% of Mr. Polistuk's salary. As detailed previously, Mr. Polistuk also received a Long-Term Incentive Plan award.

Report presented by the Compensation Committee:

Anthony R. Melman
Don Tapscott
John R. Walter

                           COMPENSATION OF DIRECTORS

    Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. These directors receive an annual retainer fee of $25,000 and a fee of $2,500 for each meeting of the Board of Directors attended and each meeting attended of a Committee of the Board of Directors of which the director is a member. Meetings of directors are expected to occur at least quarterly. In lieu of receiving such retainer and attendance fees for the term of their service as directors, these directors may elect, at the time they are first elected or appointed to Celestica's Board of Directors, to receive an annual retainer and per meeting fee of 2,860 and 286 Subordinate Voting Shares, respectively. Each director has the right to elect to defer payment of his fees. Grants of Subordinate Voting Shares for such purposes may not exceed an aggregate of 500,000 Subordinate Voting Shares. The aggregate compensation paid in 2000 by the Company to its directors in their capacity as directors was $55,000 and the right to receive, in the aggregate, 22,880 Subordinate Voting Shares. The delivery of these shares was deferred until the respective directors cease to be directors of Celestica. Mr. Crandall will also receive an annual grant of 10,000 Performance Units, convertible into Subordinate Voting Shares upon his retirement from the Board, in his capacity as Chairman of the Executive Committee.

    At the time of their election or appointment, each of these directors was issued options to acquire 50,000 Subordinate Voting Shares exercisable at $8.75 per share. In 2000, each of these directors was issued options to acquire 20,000 Subordinate Voting Shares, exercisable at $48.69 per share, pursuant to the Long-Term Incentive Plan.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

    As at March 1, 2001, Celestica had guaranteed $2,093,187 aggregate indebtedness of certain officers and employees of Celestica incurred in connection with the purchase of Subordinate Voting Shares. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica.

     INDEBTEDNESS OF SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS(1)

                                                              LARGEST AMOUNT      AMOUNT OUTSTANDING
                                                                OUTSTANDING             AS AT
NAME AND PRINCIPAL POSITION                                   DURING 2000(2)     MARCH 1, 2001(2),(3)
---------------------------                                   ---------------   ----------------------
Eugene V. Polistuk..........................................     $387,973                    nil
DIRECTOR, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

J. Marvin MaGee.............................................     $173,941               $160,315
PRESIDENT AND CHIEF OPERATING OFFICER

Anthony P. Puppi............................................     $173,941                    nil
DIRECTOR, EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL
  OFFICER AND GENERAL MANAGER -- SERVICES

R. Thomas Tropea............................................     $420,304               $420,304
VICE-CHAIRMAN, GLOBAL CUSTOMER UNITS AND WORLDWIDE MARKETING
  AND BUSINESS DEVELOPMENT

Alastair Kelly..............................................     $225,572               $138,254
EXECUTIVE VICE-PRESIDENT, CORPORATE DEVELOPMENT

Andrew G. Gort..............................................     $ 96,537                    nil
EXECUTIVE VICE-PRESIDENT, GLOBAL SUPPLY CHAIN MANAGEMENT

Lisa J. Colnett.............................................     $130,464                    nil
SENIOR VICE-PRESIDENT, WORLDWIDE PROCESS MANAGEMENT AND
  CHIEF INFORMATION OFFICER

Iain S. Kennedy.............................................     $ 55,661                    nil
SENIOR VICE-PRESIDENT, INTEGRATION

Daniel P. Shea..............................................     $289,902               $289,902
SENIOR VICE-PRESIDENT AND CHIEF TECHNOLOGY OFFICER

Rahul Suri..................................................     $987,434               $987,434
SENIOR VICE-PRESIDENT, MERGERS AND ACQUISITIONS

Elizabeth L. DelBianco......................................     $ 66,905                    nil
VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY

Graham Thouret..............................................     $182,671                    nil
VICE-PRESIDENT AND CORPORATE TREASURER

Peter Bar...................................................     $127,869               $ 95,902
VICE-PRESIDENT AND CORPORATE CONTROLLER

------------

(1) In 2000, the Corporation guaranteed a loan in the amount of $987,434 to enable Mr. Suri to purchase 20,000 Subordinate Voting Shares. All of the shares purchased are pledged by Mr. Suri as security for the loan guarantee. No securities were purchased by any other officers or directors during 2000 with the financial assistance of Celestica.

(2) All amounts are shown in U.S. dollars converted, where necessary, from Canadian dollars at an exchange rate of U.S.$1.00 =C$1.5465 and from British pounds sterling at an exchange rate of U.S.$1.00 = L0.6871.

(3) All guaranteed amounts incur interest at a rate equal to certain commercial banks' prime lending rates. The security for each of the guaranteed amounts is the purchased Subordinate Voting Shares.

    No director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the fiscal year ended December 31, 2000.

                           INDEMNIFICATION AGREEMENTS

    Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

                  INTEREST OF INSIDERS IN CERTAIN TRANSACTIONS

    Celestica and Onex are parties to a Management Services Agreement under which Onex has agreed to provide management, administrative, strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the Management Services Agreement equal to approximately $2.0 million per year adjusted for changes in the Canadian consumer price index. The Management Services Agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent in the determination of the Board of Directors of Celestica with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's-length to Celestica. The Management Services Agreement has a term of five years with automatic renewal for successive one-year periods thereafter, subject to termination on 12 months' prior written notice at any time after the initial five-year term by the directors of Celestica who are independent of Celestica and Onex, and provided that in any event the Management Services Agreement, and the rights of Onex to receive fees (other than accrued and unpaid fees), will terminate 30 days after the first day upon which Onex ceases to hold at least one Multiple Voting Share. During 2000, Celestica paid to Onex management and investment banking fees of approximately $2.5 million.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    In December 1994, The Toronto Stock Exchange Committee on Corporate Governance in Canada released its guidelines on corporate governance (the "Guidelines"). The Board of Directors considers good corporate governance to be important to the effective and efficient operation of the Corporation. The Board of Directors is responsible for the structures and procedures necessary for good corporate governance at the Corporation. The TSE requires the Corporation to disclose its approach to corporate governance on an annual basis. The Corporation's disclosure is set out in Schedule C hereto.

BOARD COMMITTEES

    The Board of Directors has established three standing committees of three directors, each with a specific mandate. The Executive Committee includes a majority of unrelated directors. The Audit Committee and Compensation Committee each are composed of unrelated directors.

    EXECUTIVE COMMITTEE

    Subject to the limitations set out in subsection 127(3) of the BUSINESS CORPORATIONS ACT (Ontario), the Board of Directors has delegated to the Executive Committee the powers to consider and approve certain matters relating to the management of the Corporation, subject to any regulations or restrictions that may from time to time be made or imposed upon the Executive Committee by the Board of Directors. The members of the Executive Committee are Messrs. Crandall, Melman and Polistuk.

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    AUDIT COMMITTEE

    The Audit Committee, which consists of Messrs. Love, Martin and Melman, selects and engages, on behalf of Celestica, the independent public accountants to audit Celestica's annual financial statements, and reviews and approves the planned scope of the annual audit. The Audit Committee has direct communication channels with the auditors to discuss and review specific issues as appropriate. The Audit Committee's duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of the Corporation's management information systems and internal control procedures, and reviewing the adequacy of the Corporation's processes for identifying and managing risk, including the management of risk with respect to environmental and health and safety matters.

    COMPENSATION COMMITTEE

    The Compensation Committee approves the Corporation's executive compensation policies and establishes remuneration levels of Celestica's executive officers and performs such functions as provided for under Celestica's employee benefit programs and executive compensation programs. The Compensation Committee consists of Messrs. Melman, Tapscott and Walter, all of whom are unrelated to the Corporation.

                               PERFORMANCE GRAPH

    The Subordinate Voting Shares of the Corporation have been listed and posted for trading under the symbol "CLS" on The Toronto Stock Exchange and The
New York Stock Exchange since June 30, 1998. The following chart compares the cumulative total shareholder return of $100 invested in Subordinate Voting Shares of the Corporation on June 30, 1998 with the cumulative total shareholder return of The Toronto Stock Exchange 300 Index for the period June 30, 1998 to December 31, 2000 (assuming reinvestment of dividends).

                                    [GRAPH]

                          PARTICULARS OF OTHER MATTERS

    Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

                           AVAILABILITY OF DOCUMENTS

    The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents:

    (a) one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

    (b) one copy of the comparative financial statements of the Corporation for the year ended December 31, 2000, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Corporation subsequent thereto; and

    (c) the Corporation's management proxy circular for its last annual meeting of shareholders.

                                  CERTIFICATE

    The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

    Toronto, Ontario, March 9, 2001.

                                          By Order of the Board of Directors

                                          [ELIZABETH L. DELBIANCO]

                                          Elizabeth L. DelBianco
                                          Vice-President, General Counsel
                                          and Secretary

                                   SCHEDULE A
                RESOLUTION OF THE SHAREHOLDERS OF CELESTICA INC.
                          BY-LAW ENACTMENT RESOLUTION

BE IT RESOLVED THAT:

1. By-law A, a copy of which is attached hereto as Appendix 1, repealing By-law No. 1 and By-law No. 4 of the Corporation be and is hereby confirmed;

2. By-law 1, a copy of which is attached hereto as Appendix 2, updating terminology and the description of the company officers to reflect current practice and providing for the holding of shareholders' meetings by electronic means and the electronic signature of proxies, be and is hereby confirmed; and

3. any director or officer of the Corporation be and is hereby authorized, for, in the name of and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such documents and instruments as may be considered necessary or desirable in order to carry out the provisions of this resolution.

                                   APPENDIX 1
                                 CELESTICA INC.
                                    BY-LAW A

    BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of CELESTICA INC. (hereinafter called the "Corporation") as follows:

                               REPEAL OF BY-LAWS

1. By-Law No. 1 of the Corporation be and the same is hereby repealed without prejudice to any action heretofore taken hereunder.

2. By-Law No. 4 of the Corporation be and the same is hereby repealed without prejudice to any action heretofore taken hereunder.

3. The numbers designating the by-laws hereby repealed may be allocated to any by-laws of the Corporation hereafter made by the directors of the Corporation.

                                   APPENDIX 2
                                 CELESTICA INC.
                                    BY-LAW 1

    A by-law relating generally to the conduct of the affairs of CELESTICA INC.

    BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of CELESTICA INC. (hereinafter called the "Corporation") as follows:

                                  DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

    (a) "Act" means the BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

    (b) "by-law" means any by-law of the Corporation from time to time in force and effect;

    (c) all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

    (d) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

    (e) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

                               REGISTERED OFFICE

2. The Corporation may from time to time (i) by resolution of the directors change the address of the registered office of the Corporation within the municipality or geographic township within Ontario specified in its articles, and (ii) by special resolution, change the municipality or geographic township within Ontario in which its registered office is situated.

                                      SEAL

3. The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

                                   DIRECTORS

4. NUMBER AND POWERS. The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. A majority of the directors shall be resident Canadians, but if the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian. Subject to any unanimous shareholder agreement, the directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

    Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the directors remains in office.

    Subject to subsections 124(1), (2), (4) and (5) of the Act and to the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, the directors remaining in office may appoint a qualified person to hold office for the unexpired term of his predecessor.

5. DUTIES. Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

    (a) act honestly and in good faith with a view to the best interests of the Corporation; and

    (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

    Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws and any unanimous shareholder agreement.

6. QUALIFICATION. Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

7. TERM OF OFFICE. A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting of shareholders next following his election or appointment or until his successor is elected or appointed.

8.  VACATION OF OFFICE.  The office of a director shall be vacated if:

    (a) he dies or, subject to subsection 119(2) of the Act, sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;

    (b) he is removed from office;

    (c) he becomes bankrupt; or

    (d) he is found by a court in Canada or elsewhere to be of unsound mind.

9. ELECTION AND REMOVAL. Directors shall be elected by the shareholders by ordinary resolution on a show of hands, or by ballot if a ballot is demanded. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected but, if qualified, are eligible for re-election. Subject to subsection 122(2) of the Act, the shareholders of the Corporation may by ordinary resolution at an annual or special meeting remove any director before the expiration of his term of office and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

    Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum pending the holding of a meeting of shareholders in accordance with subsection 124(3) of the Act.

    A retiring director shall cease to hold office at the close of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

10. VALIDITY OF ACTS. An act done by a director or by an officer is not invalid by reason only of any defect that is thereafter discovered in his appointment, election or qualification.

                             MEETINGS OF DIRECTORS

11. PLACE OF MEETING. Meetings of directors and of any committee of directors may be held at any place within or outside Ontario and in any financial year a majority of the meetings of the board of directors need not be held at a place within Canada. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors. A quorum of the directors may, at any time, call a meeting of the directors for the transaction of any business the general nature of which is specified in the notice calling the meeting.

12. NOTICE. Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice.

    Notice of the time and place for the holding of any meeting of directors or any committee of directors may be given by delivery, telegraph, cable, telex or other electronic means that produces a written copy.

    For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

13. WAIVER OF NOTICE. Notice of a meeting of directors or of any committee of directors or any irregularity in a meeting or in the notice thereof may be waived in any manner by any director and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

14. TELEPHONE PARTICIPATION. Where all the directors of the Corporation present at or participating in the meeting consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in a meeting by such means shall be deemed for the purposes of the Act to be present at that meeting. If the majority of the directors participating in the meeting are then in Canada, the meeting shall be deemed to be held in Canada.

15. ADJOURNMENT. Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

16. QUORUM AND VOTING. A majority of the number of directors or minimum number of directors required by the articles shall constitute a quorum for the transaction of business. If the Corporation has fewer than three directors, all directors must be present at any meeting of directors to constitute a quorum. Subject to subsection 124(1) and subsection 126(7) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present and at which a majority of the directors present are resident Canadians or, where the Corporation has fewer than three directors, at which one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

                            COMMITTEES OF DIRECTORS

17. GENERAL. The directors may from time to time appoint from their number a committee of directors, a majority of whom shall be resident Canadians, and may delegate to such committee any of the powers of the directors, except that no such committee shall have the authority to:

    (a) submit to the shareholders any question or matter requiring the approval of the shareholders;

    (b) fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Corporation;

    (c) subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

    (d) declare dividends;

    (e) purchase, redeem or otherwise acquire shares issued by the Corporation;

    (f) pay a commission referred to in section 37 of the Act;

    (g) approve a management information circular referred to in Part VIII of the Act;

    (h) approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the SECURITIES ACT;

    (i) approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the SECURITIES ACT;

    (j) approve an amalgamation under section 177 or an amendment to the articles under subsection 168(2) or (4) of the Act; or

    (k) adopt, amend or repeal by-laws.

18. AUDIT COMMITTEE. If the Corporation is an "offering corporation" as defined in paragraph 1(1) of the Act, the board of directors shall, and otherwise the directors may, elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of the shareholders.

    Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

    The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

    The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

    The audit committee shall review the financial statements of the Corporation and shall report thereon to the board of directors of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

               REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

19. The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

                   SUBMISSION OF CONTRACTS OR TRANSACTIONS TO
                           SHAREHOLDERS FOR APPROVAL

20. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or by-laws) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

                  FOR THE PROTECTION OF DIRECTORS AND OFFICERS

21. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense suffered or incurred by the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

                      INDEMNITIES TO DIRECTORS AND OTHERS

22. Subject to subsections 136(2) and (3) of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if

    (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

    (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

    The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

                                    OFFICERS

23. APPOINTMENT OF OFFICERS. The directors may annually or as often as may be required appoint a President and a Secretary and if deemed advisable may annually or as often as may be required appoint a Chairman of the Board, one or more Vice-Presidents, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers, except the Chairman of the Board, need be a director of the Corporation. Any director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person. In case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

24. REMOVAL OF OFFICERS, ETC. All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

25. DUTIES OF OFFICERS MAY BE DELEGATED. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

26. CHAIRMAN OF THE BOARD. The Chairman of the Board shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders, shall sign such documents as may require his signature in accordance with the by-laws of the Corporation and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incidental to his office.

27. PRESIDENT. In the absence of the Chairman of the Board, and if the President is also a director of the Corporation, the President shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incidental to his office.

28. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall exercise general supervision over the business and affairs of the Corporation. The position of Chief Executive Officer may be held by any officer or director of the Corporation, or other individual, in each case appointed by the directors. The Chief Executive Officer shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incidental to his office.

29. VICE-PRESIDENT. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors or by the Chief Executive Officer or as are incidental to his office.

30. SECRETARY. The Secretary shall give or cause to be given notices for all meetings of the directors, any committee of the directors and shareholders when directed to do so and shall have charge of the minute books of the Corporation and, subject to the provisions of paragraph 45 hereof, of the documents and registers referred to in subsections 140(1) and (2) of the Act. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incidental to his office.

31. TREASURER/CONTROLLER. Subject to the provisions of any resolution of the directors, the Treasurer or the Controller shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall manage the Corporation's financial information systems and shall provide financial information and data to the directors of the Corporation. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided. If the Corporation should appoint both a Treasurer and a Controller, their respective duties shall be allocated between them in such manner as the directors or the Chief Executive Officer may determine.

32. COMPLIANCE OFFICER. Subject to the provisions of any resolution of the directors, the Compliance Officer shall have the responsibility for ensuring that the Corporation complies with all rules and regulations of any statutory or regulatory body or similar authority having jurisdiction over the Corporation or any organization of which the Corporation is a member, including any stock exchange, securities exchange or commodities exchange. He shall advise the Corporation of the requirements of such entities and shall assist the directors in the development of policies to ensure compliance therewith. He shall prepare and maintain adequate records to comply with the requirements of any such institution or organization and he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

33. ASSISTANT SECRETARY AND ASSISTANT TREASURER. The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability to act of the Secretary or Treasurer, as the case may be. The Assistant Secretary or Assistant Secretaries, if more than one, and the Assistant Treasurer or Assistant Treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures, respectively, and shall have such other powers and duties as may from time to time be assigned to them by resolution of the directors.

34. MANAGING DIRECTOR. The directors may from time to time appoint from their number a Managing Director who is a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection 127(3) of the Act. A Managing Director shall conform to all lawful orders given to him by the directors of the Corporation and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a Managing Director shall be subject to discharge by the directors.

35. VACANCIES. If the office of Chairman of the Board, President, Vice-President, Secretary, Assistant Secretary, Treasurer, Controller, Assistant Treasurer, Compliance Officer, or any other office created by the directors pursuant to paragraph 23 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the President or the Secretary and may in the case of the other officers appoint an officer to fill such vacancy.

                             SHAREHOLDERS' MEETINGS

36. ANNUAL OR SPECIAL MEETINGS. Subject to subsection 104(1) of the Act, the directors of the Corporation,

    (a) shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting; and

    (b) may at any time call a special meeting of shareholders.

37. PLACE OF MEETINGS. Subject to the articles and any unanimous shareholder agreement, a meeting of the shareholders of the Corporation may be held at such place in or outside Ontario as the directors may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

38. MEETING BY ELECTRONIC MEANS. A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting. A meeting held by telephonic or electronic means shall be deemed to be held at the place where the registered office of the Corporation is located.

39. NOTICE. A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (or accompanied by a statement of)
(i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution or by-law to be submitted to the meeting, shall be served by sending such notice to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Corporation or its transfer agent as a shareholder entitled to vote at the meeting and to each director of the Corporation and to the auditor of the Corporation by prepaid mail not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date (if the Corporation is an offering corporation as such term is defined in the Act) or not less than 10 days before the date (if the Corporation is not an offering corporation) of every meeting addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary; provided that a meeting of shareholders may be held for any purpose at any date and time and at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where the shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

    The auditor of the Corporation is entitled to attend any meeting of shareholders of the Corporation and to receive all notices and other communications relating to any such meeting that a shareholder is entitled to receive.

40. OMISSION OF NOTICE. The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

41. RECORD DATES FOR NOTICE OF MEETINGS. Subject to subsection 95(4) of the Act, the directors may fix in advance the date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

    If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders shall be

    (i) at the close of business on the day immediately preceding the day on which notice is given; or

    (ii) if no notice is given, the day on which the meeting is held.

42. VOTES. Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chairman of the meeting shall neither on a show of hands nor on a ballot have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxy nominee.

    At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

    In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors decline to take the chair then the shareholders present shall choose one of their number to be chairman.

    If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by a show of hands and may be withdrawn.

    Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

43. PROXIES. Votes at meetings of the shareholders may be given either personally or by proxy. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one vote on a show of hands. Upon a poll at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the Corporation's articles) have one vote for every share registered in his name.

    Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who need not be shareholders, as his nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

    A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or his attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be. If the Corporation is an "offering corporation" as defined in paragraph 1(1) of the Act, any such proxy appointing a proxyholder to attend and act at a meeting or meetings of shareholders ceases to be valid one year from its date.

    An instrument appointing a proxyholder may be in the following form or in any other form which complies with the regulations made under the Act:

    "The undersigned shareholder of CELESTICA INC. hereby appoints
of             , whom failing,             , of             as the nominee of
the undersigned to attend and act for and on behalf of the undersigned at the
meeting of the shareholders of the said Corporation to be held on the   day of
            ,       and at any adjournment thereof in the same manner, to the
same extent and with the same power as if the undersigned were present, either personally or by telephonic or electronic means, at the said meeting or such adjournment thereof.

    Dated the   day of             ,       .

                                          ______________________________________
                                                 Signature of Shareholder

This form of proxy must be signed in writing or by electronic signature by a shareholder or his attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized."

    The directors may from time to time pass regulations regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be telegraphed, cabled, telexed, sent in writing or otherwise communicated by electronic means that produces a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of the meeting of shareholders may, subject to any regulations made as aforesaid, in his discretion accept telegraphic, telex, cable or written communication, or electronic communication that produces a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such telegraphic, telex, cable, written or electronic communication accepted by the chairman of the meeting shall be valid and shall be counted.

44. ADJOURNMENT. The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, section 111 of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

45. QUORUM. Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 35% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

    Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

                              SHARES AND TRANSFERS

46. ISSUANCE. Subject to the articles of the Corporation and any unanimous shareholder agreement, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

47. SECURITY CERTIFICATES. Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 56 of the Act) be in such form as the directors may from time to time by resolution approve and, subject to subsection 55(3) of the Act, such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent, branch transfer agent or issuing or other authenticating agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. Notwithstanding any change in the persons holding an office between the time of actual signing and the issuance of any certificate and notwithstanding that a person signing may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

48. TRANSFER AGENTS. For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

    (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfer and one or more persons or agents to keep branch registers; and

    (b) a registrar, trustee or agent to maintain a record of issued security certificates and warrants,

    and, subject to section 48 of the Act, one person may be appointed for the purposes of both clauses (a) and (b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

49. SURRENDER OF SECURITY CERTIFICATES. Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

50. DEFACED, DESTROYED, STOLEN OR LOST SECURITY CERTIFICATES. In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of an indemnity bond of a surety company in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent, if any) against all loss, damage and expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or the Corporation's agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

                                   DIVIDENDS

51. The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

    The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

    (a) the Corporation is, or, after the payment, would be unable to pay its liabilities as they become due; or

    (b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

    The directors may declare and the Corporation may pay a dividend by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation and, subject to section 38 of the Act, the Corporation may pay a dividend in money or property.

52. In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

                                  RECORD DATES

53. Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

    If no record date is fixed, the record date for the determination of shareholders for any purpose, other than to establish a record date for the determination of shareholders entitled to receive notice of a meeting of shareholders or to vote, shall be the close of business on the day on which the directors pass the resolution relating thereto.

                       VOTING SECURITIES IN OTHER ISSUERS

54. All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

                                 NOTICES, ETC.

55. SERVICE. Any notice or other document required to be given or sent by the Corporation to any shareholder or director of the Corporation shall be delivered personally or sent by prepaid mail or by telegram, telex or other electronic means that produces a written copy addressed to:

    (a) the shareholder at his latest address as shown on the records of the Corporation or its transfer agent; and

    (b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under the CORPORATIONS INFORMATION ACT, whichever is the more current.

    With respect to every notice or other document sent by prepaid mail it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box and shall be deemed to be received by the addressee on the fifth day after mailing.

56. If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

57. SHARES REGISTERED IN MORE THAN ONE NAME. All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

58. PERSONS BECOMING ENTITLED BY OPERATION OF LAW. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

59. DECEASED SHAREHOLDER. Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any) interested with him in such shares.

60. SIGNATURES TO NOTICES. The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

61. COMPUTATION OF TIME. Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service, posting or other communication of the notice shall not be counted in such number of days or other period, and such number of days or other period shall commence on the day following the day of service, posting or other communication of the notice and shall terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday.

62. PROOF OF SERVICE. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

                          CHEQUES, DRAFTS, NOTES, ETC.

63. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

                             CUSTODY OF SECURITIES

64. All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safe or safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

    All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

                          EXECUTION OF CONTRACTS, ETC.

65. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any director or officer and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

    The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

    The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

    In particular, without limiting the generality of the foregoing, any director or officer is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

    The signature or signatures of any such officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

                                 FINANCIAL YEAR

66. The financial year of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

                                   SCHEDULE B
                RESOLUTION OF THE SHAREHOLDERS OF CELESTICA INC.
                 LONG-TERM INCENTIVE PLAN AMENDMENT RESOLUTION

1. The amendment to the Long-Term Incentive Plan of the Corporation (the "LTIP") to increase the maximum number of Subordinate Voting Shares of the Corporation (the "Subordinate Voting Shares") which may be issued under options or rights granted under the LTIP from 15,000,000 Subordinate Voting Shares to 23,000,000 Subordinate Voting Shares be and is hereby approved; and

2. any director or officer of the Corporation be and is hereby authorized, for, in the name and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such documents and instruments as may be considered necessary or desirable in order to carry out the provisions of this resolution.

                                   SCHEDULE C
                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSE CORPORATE GOVERNANCE
COMMITTEE GUIDELINE                    COMMENTS
------------------------               --------
1.   The Board of Directors should     The Board of Directors is elected annually to represent the
     explicitly assume                 interests of all shareholders. The mandate of the Board of
     responsibility for stewardship    Directors is to supervise the business and affairs of the
     of the Corporation.               Corporation, and in light of this obligation, the Board
                                       assumes responsibility for matters such as those set out
                                       below:

     As part of the overall
     stewardship responsibility,
     the Board should assume
     responsibility specifically
     for:

     (i) adoption of a strategic       (i) The adoption of a strategic planning process including
     planning process                  the review of long-term corporate objectives and industry
                                       positioning. Substantial strategic planning sessions are a regular part of the Board schedule.

     (ii) identification of            (ii) The regular review of the Corporation's overall
     principal risks and               business risks and ensuring that appropriate systems are in
          implementation of            place to address and manage such risks.
          risk-managing systems

     (iii) succession planning,        (iii) Succession planning for all senior management
     including appointing, training    positions and skills assessments of individuals identified
           and monitoring              to fill key roles.
           management

     (iv) communications policy        (iv) Review and approval of the contents of all major
                                       disclosure documents including the Annual Report, the
                                       Annual Information Form, the Management Information
                                       Circular and all Prospectuses; and ensuring compliance with the Corporation's continuous disclosure obligations. The
                                       Corporation complies with the U.S. Securities and Exchange
                                       Commission's Regulation FD and follows fair disclosure
                                       practices for the benefit of its shareholders.

     (v) the integrity of internal     (v) The integrity of the Corporation's internal business
     control and management infor-     controls and management information systems, which the
         mation systems                Board and the Audit Committee monitor and assess regularly with management and with the Auditor.

2.   Majority of directors should      The Board of Directors has considered the relationship of
     be "unrelated" (free from         each of its directors to the Corporation and has determined
     conflicting interest).            that a majority of the Board of Directors is composed of
                                       directors that are unrelated to the Corporation. The Board of Directors, in addition to including a majority of
                                       unrelated directors, comprises five directors who do not
                                       have interests or relations with either the Corporation or its significant shareholder, Onex. The five directors who
                                       do not have interests or relations with either the
                                       Corporation or Onex are Messrs. Crandall, Love, Martin,
                                       Tapscott and Walter.

TSE CORPORATE GOVERNANCE
COMMITTEE GUIDELINE                    COMMENTS
------------------------               --------
3.   Disclose for each director        Messrs. Crandall, Love, Martin, Hilson, Melman, Schwartz,
     whether he or she is related,     Tapscott and Walter have no material business or other
     and how that conclusion was       relationship with the Corporation or members of the
     reached.                          Corporation's management, other than their positions as
                                       directors, optionees and shareholders, and as a result, the
                                       Board of Directors has determined that each of
                                       Messrs. Crandall, Love, Martin, Hilson, Melman, Schwartz,
                                       Tapscott and Walter is an unrelated director. The Board of
                                       Directors has determined that Mr. Polistuk, as Chief
                                       Executive Officer of the Corporation, and Mr. Puppi, as
                                       Executive Vice-President and Chief Financial Officer of the
                                       Corporation, are not unrelated directors because they are
                                       members of the Corporation's management.

4.   Appoint a Committee composed      The Board of Directors has not appointed a committee of
     of non-management directors, a    directors with responsibility for proposing nominees to the
     majority of whom are unrelated    Board of Directors or assessing directors' performance on
     directors, responsible for the    an ongoing basis. The Board of Directors does not believe
     appointment/assessment of         that such a committee is currently necessary given that the
     directors.                        Board of Directors has recently been reconstituted.
                                       Additional directors will be proposed from time to time as the Board of Directors considers appropriate.

5.   Implement a process for           While the Board of Directors has not implemented a formal
     assessing the effectiveness of    process for evaluating its performance or the performance
     the Board, its Committees and     of individual directors, the Board informally reviews its
     individual directors.             role on an ongoing basis. In addition, the directors are
                                       encouraged to discuss any issues and to raise specific
                                       matters with the Chairman or with each other.

6.   Provide orientation and           New directors will be oriented to the business and affairs
     education programs for new        of the Corporation through discussions with management and
     directors.                        other directors and by periodic presentations from senior
                                       management on major business, industry and competitive
                                       issues.

7.   Examination of the size of the    The Board of Directors believes that its size is
     Board and consideration with a    appropriate given the size and complexity of the
     view to determine the impact      Corporation's business.
     of the number upon                Concurrently with the Corporation's initial public
     effectiveness.                    offering, the size of the Board of Directors was increased from four to ten. The directors prior to the initial public offering, Eugene Polistuk, Anthony Puppi, Mark Hilson and
                                       Anthony Melman, remained as directors, and Robert Crandall,
                                       Richard Love, Roger Martin, Gerald Schwartz and John Walter
                                       were elected as directors of the Corporation. This
                                       reorganization resulted in a balanced representation on the
                                       Board of Directors among management, the principal share-
                                       holder and unrelated directors. In September 1998, Don
                                       Tapscott was elected a director of the Corporation by the
                                       Board of Directors.

8.   Review the adequacy and form      The Board of Directors has considered the remuneration paid
     of compensation of directors      to directors and considers it appropriate in light of the
     in light of risks and             time commitment and risks and responsibilities involved.
     responsibilities.

9.   Committees should generally be    The Board of Directors has established three standing
     composed of non-management        committees of three directors, each with a specific
     directors, the majority of        mandate. The Executive Committee includes a majority of
     whom are unrelated.               unrelated directors. The Audit Committee and Compensation
                                       Committee each are composed of unrelated directors.

TSE CORPORATE GOVERNANCE
COMMITTEE GUIDELINE                    COMMENTS
------------------------               --------
10.  The Board should assume           The Board of Directors has not appointed a committee of
     responsibility for or appoint     directors with responsibility for corporate governance
     a Committee responsible for       issues. The Board of Directors as a whole assumes
     approach to corporate             responsibility for corporate governance issues.
     governance issues. This
     committee would, among other
     things, be responsible for the
     response to the TSE
     Guidelines.

11.  Develop position descriptions     The Board of Directors has not developed position
     for the Board and for the CEO,    descriptions for itself or for the Chief Executive Officer
     involving the definition of       because it believes that such individuals' respective
     limits for management's           responsibilities are well understood. All of the directors
     responsibilities.                 who joined the Board of Directors following the initial
                                       public offering have extensive business experience and
                                       directorship responsibilities on the boards of other public and private institutions.
                                       The Board of Directors requires management to obtain the
                                       Board of Directors' approval for all significant decisions, including major financings, acquisitions, dispositions,
                                       budgets, capital expenditures and executive appointments.
                                       The Board of Directors expects management to keep it aware of the Corporation's performance and events affecting the
                                       Corporation's business, including opportunities in the
                                       marketplace and adverse or positive developments.
                                       The Board of Directors retains responsibility for any
                                       matter which has not been delegated to senior management or to a committee of directors.

     The Board should develop the      The Board of Directors approves specific financial and
     corporate objectives which the    business objectives which the CEO is responsible for
     CEO is responsible for            meeting.
     meeting.

12.  Establish appropriate             The Board of Directors includes only two directors that are
     procedures to enable the Board    members of the Corporation's management while eight
     to function independently of      directors are not part of the Corporation's management.
     management.

     An appropriate structure would    Mr. Polistuk, who is the Chief Executive Officer, currently
     be to (i) appoint a Chairman      serves as Chairman of the Board of Directors. The Board has
     of the Board who is not a         elected to comply with this Guideline through adoption of
     member of management with         procedures such as regular meetings of the eight
     responsibility to ensure that     non-management members of the Board without management
     the Board discharges its          present. These sessions are a scheduled part of every Board
     responsibilities or               of Directors meeting. The Board of Directors also has
     (ii) adopt alternate means        access to information independent of management through the
     such as assigning this            Corporation's external Auditors.
     responsibility to a committee
     of the board or to a director,
     sometimes referred to as the
     "lead director".

     Appropriate procedures may        The Board of Directors is of the view that appropriate
     involve the Board meeting on a    structures and procedures are in place to ensure that it
     regular basis without             can function independently of management, and at the same
     management present or may         time, the Corporation receives the benefit of having a
     involve expressly assigning       Chairman of the Board with extensive experience and
     responsibility for                knowledge of the Corporation's business.
     administering the Board's
     relationship to management to
     a committee of the Board.

TSE CORPORATE GOVERNANCE
COMMITTEE GUIDELINE                    COMMENTS
------------------------               --------
13.  The Audit Committee should be     The Audit Committee is composed only of outside directors.
     composed only of outside
     directors.

     The roles and responsibilities    The Audit Committee has a well-defined mandate. It selects
     of the Audit Committee should     and engages, on behalf of Celestica, the independent public
     be specifically defined so as     accountants to audit Celestica's annual financial
     to provide appropriate            statements, and reviews and approves the planned scope of
     guidance to Audit Committee       the annual audit. The Audit Committee's duties include the
     members as to their duties.       review and approval of quarterly unaudited and annual
     The Audit Committee duties        audited financial statements with management and the
     should include oversight          Auditors prior to consideration by the Board of Directors;
     responsibility for management     monitoring the integrity of the Corporation's management
     reporting on internal control.    information systems and internal control procedures; and
     While it is management's          reviewing the adequacy of the Corporation's processes for
     responsibility to design and      identifying and managing risk, including the management of
     implement an effective system     risk with respect to environmental and health and safety
     of internal control, it is the    matters.
     responsibility of the Audit
     Committee to ensure that
     management has done so.

     The Audit Committee should        The Audit Committee has direct communication channels with
     have direct communication         the Auditors to discuss and review specific issues as
     channels with the internal and    appropriate.
     the external auditors to
     discuss and review specific
     issues as appropriate.

14.  Implement a system to enable      An individual director is entitled to engage an outside
     individual directors to engage    adviser at the expense of the Corporation in appropriate
     outside advisers, at the          circumstances provided that such director has obtained the
     corporation's expense. The        approval of the Chairman to do so.
     engagement of the outside
     advisor should be subject to
     the approval of an appro-
     priate committee of the Board.